Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED
MARCH 31, 2016
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited - expressed in thousands of Canadian dollars)
	Note	March 31, 2016	December 31, 2015

ASSETS

Current Assets
Cash and cash equivalents		$7,055	$8,163
Accounts and other receivables		1,815	2,488
Restricted cash and deposits	3	3,837	4,089
Inventories		124	82
Prepaid expenses and other current assets		488	407
		13,319	15,229

Non-Current Assets
Restricted cash and deposits	3	4,687	4,871
Inventories		5,165	5,165
Long-term investments		621	386
Property, plant and equipment	4	15,560	16,092
Mineral properties	5	60,738	60,483
Intangible assets		272	316

Total Assets		$100,362	$102,542

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$1,867	$2,143
Environmental services contract loss provision		87	116
Deferred revenue		362	447
Flow-through share premium pending renunciation		303	307
		2,619	3,013
Non-Current Liabilities
Environmental services contract loss provision		201	211
Deferred revenue		291	272
Silver streaming interest		18,118	18,118
Decommissioning and rehabilitation provision		5,116	5,111
Deferred income tax liabilities	9	614	784

Total Liabilities		26,959	27,509

Shareholders' Equity		73,403	75,033

Total Liabilities and Shareholders' Equity		$100,362	$102,542

COMMITMENTS	15
SUBSEQUENT EVENTS	16

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

"Terry Krepiakevich"	"Michael Winn"
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIODS ENDED MARCH 31
(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)
	Note	2016	2015

Environmental Services Revenues		$2,348	$4,516

Environmental Services Costs		1,783	3,324

Gross Profit		565	1,192

General and administrative expenses	7	1,980	2,152
Mine site care and maintenance	8	522	590

		2,502	2,742

Operating Loss		(1,937)	(1,550)

Other Income (Expenses)
Other Income (expense)		197	27
Foreign exchange gains (losses)		(278)	578

Loss Before Taxes		(2,018)	(945)

Income Tax Provision (Recovery)
Current	9	-	1
Deferred	9	92	(454)

Net Loss		(2,110)	(492)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax ($252), $279		148	(141)
Gain (loss) on long-term investments		59	(12)

Total Comprehensive Loss		$(1,903)	$(645)

Loss Per Share
Basic	10	$(0.03)	$(0.01)
Diluted	10	$(0.03)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31
(unaudited - expressed in thousands of Canadian dollars)	2016	2015

Cash Flows from Operating Activities
Net loss	$(2,110)	$(492)
Items not affecting cash from operations:
Deferred revenue	(66)	(319)
Environmental services contract loss provision	(38)	32
Depreciation of property, plant and equipment	498	582
Amortization of intangible assets	29	14
Share-based compensation expense	318	266
Foreign exchange and other	193	(440)
Realized gain on disposition of long-term investments	(130)	-
Unrealized gain on long-term investments	(46)	-
Deferred income tax (recovery) expense	92	(454)

Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	673	(808)
(Increase) in inventories	(43)	(10)
(Increase) decrease in prepaid expenses and other current assets	(82)	81
(Decrease) in accounts payable and accrued liabilities	(371)	(275)
Increase in income taxes payable	-	3

	(1,083)	(1,820)

Cash Flows from Investing Activities
Expenditures on mining operations properties	(25)	(12)
Expenditures on exploration and evaluation properties	(155)	(231)
Purchase or disposal of property, plant and equipment	(5)	5
Decrease in restricted cash and deposits	160	634

	(25)	396

Decrease in Cash and Cash Equivalents	(1,108)	(1,424)
Cash and Cash Equivalents - Beginning of Period	8,163	8,639

Cash and Cash Equivalents - End of Period	$7,055	$7,215

SUPPLEMENTAL CASH FLOW INFORMATION (see note 15)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSDED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31
(unaudited – expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance - December 31, 2015	77,226,023	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Net loss	-	-	-	-	-	(2,110)	-	(2,110)
Other comprehensive loss	-	-	-	-	-	-	207	207
Share-based compensation expense recognized	-	-	-	387	-	-	-	387
Equity offering, net of issuance costs	-	(114)	-	-	-	-	-	(114)
Share options forfeited or expired	-	-	-	(323)	323	-	-	-
Release of RSU settlement shares	45,001	420	-	(420)	-	-	-	-

Balance - March 31, 2016	77,271,024	$168,891	$1,405	$7,022	$12,386	$(115,796)	$(505)	$73,403

Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Net loss	-	-	-	-	-	(492)	-	(492)
Other comprehensive income	-	-	-	-	-	-	(153)	(153)
Share-based compensation expense recognized	-	-	-	303	-	-	-	303
Share options forfeited or expired	-	-	-	(1,137)	1,137	-	-	-
Release of RSU settlement shares	123,333	520	-	(520)	-	-	-	-
Balance - March 31, 2015	69,458,899	$165,228	$1,342	$7,165	$11,966	$(108,669)	$(337)	$76,695

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations
Alexco Resource Corp. ("Alexco" or the "Corporation") was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005.  Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia).  The Corporation operates two principal businesses:  a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group ("AEG"), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.
The Corporation is in the process of exploring and developing its mineral properties.  The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing (see subsequent event note 16) to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property.  Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured.  The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.
In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.
Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).  The Corporation's corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.
2.	Basis of Preparation and Statement of Compliance
These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.  These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  Accordingly, these interim financial statements should be read in conjunction with the Corporation's most recent annual financial statements.  These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 10, 2016.
These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value.  All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Restricted Cash and Deposits
	March 31 2016	December 31 2015

Security for remediation services agreement	$4,263	$4,543
Security for decommissioning obligations	4,177	4,189
Other	84	228

Restricted cash and deposits	8,524	8,960

Less: Current portion	3,837	4,089

	$4,687	$4,871

Security for remediation services agreement of $4,263,000 (US$3,283,000) as at March 31, 2016 (2015 - US$3,283,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer.  The current portion of $3,837,000 is the estimated security that will be released as per the service agreement within the next twelve months.

4.	Property, Plant and Equipment
Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	1,364	5,213	20,402	6,707	1,322	35,008
Additions	-	-	-	-	4	4
Decommission change in estimate	-	-	(4)	-	-	(4)

March 31, 2016	$1,364	$5,213	$20,398	$6,707	$1,326	$35,008

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	215	3,946	7,788	5,759	1,208	18,916
Depreciation	15	107	261	147	2	532

March 31, 2016	$230	$4,053	$8,049	$5,906	$1,210	$19,448

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$1,149	$1,267	$12,614	$948	$114	$16,092

March 31, 2016	$1,134	$1,160	$12,349	$801	$116	$15,560

During the three month period ended March 31, 2016, the Corporation recorded total depreciation of property, plant and equipment of $532,000 (2015 – $609,000), of which $498,000 (2015 – $582,000) has been charged to income with $60,000 (2015 – $101,000) recorded in environmental services cost of sales and $438,000 (2015 – $481,000) reflected under general expenses and mine site care and maintenance.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Of the balance, $34,000 (2015 – $27,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.
5.	Mineral Properties

	December 31, 2015	Expenditures Incurred	March 31 2016

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,833	$7	$8,840
Lucky Queen	1,958	20	1,978
Onek	289	9	298
McQuesten	3,794	-	3,794
Silver King	7,154	-	7,154
Flame & Moth	20,912	53	20,965
Bermingham	11,059	166	11,225
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$60,483	$255	$60,738

	December 31, 2014	Expenditures Incurred	December 31 2015

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,149	$684	$8,833
Lucky Queen	1,924	34	1,958
Onek	255	34	289
McQuesten	3,690	104	3,794
Silver King	7,154	-	7,154
Flame & Moth	20,467	445	20,912
Bermingham	9,717	1,342	11,059
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,342	68	5,410
Other	190	-	190

Total	$57,772	$2,711	$60,483

	Mining Operations Properties	Exploration and Evaluation Properties	Total

March 31, 2016
Cost	$130,043	$56,632	$186,675
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$11,116	$49,622	$60,738

December 31, 2015
Cost	$130,007	$56,413	$186,420
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$11,080	$49,403	$60,483

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
6.	Share-Based Compensation
Incentive Stock Options
The changes in incentive share options outstanding are summarized as follows:
	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Stock options granted	$0.84	1,787,500	-
Share-based compensation expense	-	-	337
Options forfeited or expired	$1.77	(311,500)	(323)

Balance – March 31, 2016	$2.56	5,920,497	$6,920

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share-based compensation expense	-	-	206
Options forfeited or expired	$4.59	(467,500)	(1,137)

Balance – March 31, 2015	$3.21	4,493,330	$6,781

During the three month period ended March 31, 2016, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.51% (2015 – 0.58%%) per annum, an expected life of options of 4 years (2015 – 4 years), an expected volatility of 69% based on historical volatility (2015 – 67%), an expected forfeiture rate of 5% (2015 – 4%) and no expected dividends (2015 – nil).
Incentive share options outstanding and exercisable at March 31, 2016 are summarized as follows:
	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	3.71	$0.60	11,667	$0.60
$0.60	1,327,000	3.87	$0.60	884,667	$0.60
$0.84	1,787,500	4.87	$0.84	595,833	$0.84
$1.94	600,500	2.87	$1.94	600,500	$1.94
$3.45	677,997	0.98	$3.45	677,997	$3.45
$4.16	391,000	1.81	$4.16	391,000	$4.16
$6.92	502,000	0.82	$6.92	502,000	$6.92
$7.10	596,000	1.79	$7.10	596,000	$7.10
$8.13	3,500	2.11	$8.13	3,500	$8.13

	5,920,497	3.13	$2.56	4,263,164	$3.26

During the three month period ended March 31, 2016, the Corporation recorded total share-based compensation expense of $337,000 (2015 – $206,000) related to incentive share options, of which $69,000 (2015 – $33,000) is recorded to mineral properties and $268,000 (2015 – $173,000) has been charged to income.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units ("RSUs")
The changes in RSUs outstanding are summarized as follows:
	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2015	360,903	$472

RSUs granted	295,000	-
Share-based compensation expense recognized	-	50
RSUs vested	(45,001)	(420)

Balance – March 31, 2016	610,902	$102

Balance – December 31, 2014	507,192	$807

RSUs granted	135,000	-
Share-based compensation expense recognized	-	93
RSUs vested	(123,333)	(516)

Balance – March 31, 2015	518,859	$384

A total of 295,000 RSUs (2015 - 135,000) were granted in the first quarter of 2016, with total grant-date fair value determined to be $268,000 (2015 - $81,000).  Included in general and administrative expenses for the three month period ended March 31, 2016 is share-based compensation expense of $50,000 (2015 – $93,000) related to RSU awards. As at March 31, 2016, the plan trust held 29,997 common shares of the Corporation for future settlement of granted RSUs.
As of March 31, 2016, a total of 630,531 RSUs were granted under the amended RSU plan and a total of 19,469 RSUs remained available for granting.
7.	General and Administrative Expenses
The Corporation recorded general and administrative expenses for the three month period ended March 31, 2016 and 2015 as follows:

Corporate	2016	2015

General and administrative expenses
Depreciation	$14	$21
Amortization of intangible assets	3	3
Business development and investor relations	59	159
Office, operating and non-operating overheads	130	242
Professional	80	56
Regulatory	91	121
Salaries and contractors	357	365
Share-based compensation	211	178
Travel	33	34

	$978	$1,179

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Environmental Services	2016	2015

General and administrative expenses
Depreciation	$11	$17
Amortization of intangible assets	25	10
Business development and investor relations	19	4
Office, operating and non-operating overheads	202	196
Professional	19	6
Salaries and contractors	614	638
Share-based compensation	99	79
Travel	13	23

	$1,002	$973
8.	Mine Site Care and Maintenance
The Corporation recorded mine site care and maintenance expenses for the three month period ended March 31, 2016 and 2015 as follows:

	2016	2015

Mine site care and maintenance
Depreciation	$411	$443
Office, operating and non-operating overheads	73	109
Professional	17	7
Salaries and contractors	21	30
Share-based compensation	-	1

	$522	$590
9.	Income Tax Expense
The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes.  For the three month periods ended March 31, 2016 and 2015, these differences result from the following items:

	2016	2015

Accounting income (loss) before taxes	$(2,018)	$(945)
Federal and provincial income tax rate of 26.00% (2015 – 26.00%)	(525)	(246)

Non-deductible permanent differences	83	3
Differences in foreign exchange rates	(58)	(1)
Effect of difference in tax rates	(46)	(37)
Change in benefits not recognized	630	(172)
Flow-through share renunciation	8	-
	617	(207)

Provision (recovery) of income taxes	$92	$(453)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
10.	Loss Per Share
The following table sets forth the computation of basic and diluted loss per share for the three month periods ended March 31, 2016 and 2015:

	2016	2015
Numerator
Net loss for the period	$(2,110)	$(492)

Denominator
For basic – weighted average number of shares outstanding	77,366,282	69,588,898
Effect of dilutive securities – incentive share options	-	-
For diluted – adjusted weighted average number of shares outstanding	77,366,282	69,588,898

Loss Per Share
Basic	$(0.03)	$(0.01)
Diluted	$(0.03)	$(0.01)

For the three month periods ended March 31, 2016 and 2015, there is a net loss attributable to shareholders of the company and, accordingly all share options would be considered anti-dilutive and have been excluded from the calculation of diluted earnings (loss) per share.
11.	Financial Instruments
Financial Assets and Liabilities
Information regarding the carrying amounts of the Corporation's financial assets and liabilities is summarized as follows:

Fair Value Hierarchy Classification		March 31 2016	December 31 2015

Fair value through profit or loss –
Warrants held	Level 2	$166	$-

Available for sale –
Long-term investment in common shares	Level 1	$455	$386
		$621	$386

The carrying amounts of all of the Corporation's financial assets and liabilities reasonably approximate their fair values.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Supplemental Cash Flow Information
Supplemental cash flow information with respect to the three month periods ended March 31, 2016 and 2015 is summarized as follows:
	2016	2015

Operating Cash Flows Arising From Interest and Taxes
Interest received	$12	$25

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$69	$33
Capitalization of depreciation to mineral properties	$34	$27
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(8)	$(6)
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$(3)	$1
Exploration and evaluation properties	$(20)	$20
13.	Segmented Information
The Corporation had two operating segments during the three month periods ended March 31, 2016 and 2015, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities. The Corporation's executive head office and general corporate administration are included within 'Corporate' to reconcile the reportable segments to the consolidated financial statements. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. During the second quarter of 2013, both the Lucky Queen and Onek property assets were transferred from the exploration segment to the mining operations segment, as a result of the receipt of remaining operating permits. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month periods ended March 31, 2016 and 2015 is summarized as follows:
2016	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,724	$-	$-	$1,724
Non-Canadian	624	-	-	624
Total revenues as reported	2,348	-	-	2,348

Cost of sales	1,783	-	-	1,783
Depreciation and amortization	36	-	17	53
Share-based compensation	99	-	211	310
Other G&A expenses	857	(10)	752	1,599
Other mine site care and maintenance	-	522	-	522
Foreign exchange gain	-	-	278	278
Other (income) expense	-	13	(192)	(179)

Segment income (loss) before taxes	$(427)	$(525)	$(1,066)	$(2,018)

Total assets	$8,588	$85,653	$6,121	$100,362

2015	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,648	$-	$-	$2,648
Non-Canadian	1,868	-	-	1,868
Total revenues as reported	4,516	-	-	4,516

Cost of sales	3,324	-	-	3,324
Depreciation and amortization	27	-	24	51
Share-based compensation	79	-	178	257
Other G&A expenses	859	10	974	1,843
Other mine site care and maintenance	-	590	-	590
Foreign exchange gain	(108)	4	(474)	(578)
Other (income) expense	-	9	(35)	(26)

Segment income (loss) before taxes	$335	$(613)	$(667)	$(945)

Total assets	$11,365	$84,849	$7,898	$104,112
14.	Related Party Transactions
The Corporation's related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month periods ended March 31, 2016 and 2015 is summarized as follows:
(a)	Key Management Personnel Compensation

	2016	2015

Salaries and other short-term benefits	$444	$485
Share-based compensation	282	224
	$726	$709

Key management includes the Corporation's Board of Directors and members of senior management.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2016 AND 2015
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Commitments
As at March 31, 2016, the Corporation's contractual obligations are as follows:
(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:
2016	237
2017	266
2018	185
Thereafter	57

$745

(b)	The Corporation's other contractual obligations, including with respect to capital asset expenditures, totaled approximately $222,000.
(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $2,910,000 by December 31, 2016.

16.	Subsequent Event
On April 27, 2016 the Company announced that it entered into an indicative term sheet for a non-brokered private placement of up to 8,340,000 units of the Company at a price of C$1.20 per unit for gross proceeds of up to C$10,008,000.  Each unit will consist of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Company at a price of C$1.75 per share for a period of 24 months following the date of issuance. The Company has since increased the size of this private placement by up to 2,500,000 additional units for gross proceeds of up to C$3,000,000, for a total of up to 10,840,000 units to raise total gross proceeds up to C$13,008,000.